Exhibit 12.1

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED MARCH 30, 2012, APRIL 1, 2011, APRIL 2, 2010, MARCH 27, 2009, AND MARCH 28, 2008

(Dollars in Thousands)

	2012	2011	2010	2009	2008

Fixed charges:
Interest expense	$20,148	$17,121	$17,295	$22,158	$12,495
Capitalized interest	897	526	1,182	854	405
Interest component of rental expense	7,224	7,405	15,207	13,207	12,315

Fixed charges	$28,279	$25,052	$33,684	$36,219	$25,215

Earnings:
Income from continuing operations before provision for income taxes	$115,465	$119,225	$110,130	$83,716	$87,732
Add: Fixed charges	28,279	25,052	33,684	36,219	25,215
Less: Capitalized interest	(897)	526	1,182	854	405

Total earnings	$142,847	$143,751	$142,632	$119,081	$112,542

Ratio of earnings to fixed charges:
Total earnings	$142,847	$143,751	$142,632	$119,081	$112,542
Fixed charges	$28,279	$25,052	$33,684	$36,219	$25,215
Ratio(a)	5.1	5.7	4.2	3.3	4.5

(a)	The consolidated ratios of earnings to fixed charges are calculated in accordance with Section 229.503 (d) of Regulation S-K.